ROUGE RESOURCES LTD.

(An Exploration Stage Company)

UNAUDITED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED APRIL 30, 2015

(Expressed in Canadian Dollars)

•	Statements of Financial Position
•	Statements of Comprehensive Loss
•	Statement of Changes in Equity
•	Statements of Cash Flows
•	Notes to Financial Statements

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. They include appropriate accounting principles, judgement and estimates in accordance with IFRS for interim financial statements.

The Company’s independent auditors have not performed a review of these condensed interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity’s auditors.

Rouge Resources Ltd.
Condensed Interim Statement of Financial Position
(Expressed in Canadian dollars – unaudited)

		April 30,	April 30,	January 31,
	Notes	2015	2014	2015
				(audited)
ASSETS

Current assets
Cash and cash equivalents		$925	$65,865	$271
GST receivable		1,569	1,424	749
		2,494	67,289	1,020
Non-current assets
Credit card security deposit		6,900	6,900	6,900
Equipment	4	821	1,173	888
Exploration and evaluation assets	5	284,341	303,507	277,341
		292,062	311,580	285,129

TOTAL ASSETS		$294,556	$378,869	$286,149

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	6	$27,582	$20,083	$27,308
Loan payable	7	39,676	39,676	39,676
Related party payables	8	167,982	74,466	120,485

TOTAL LIABILIITES		235,240	134,225	187,469

EQUITY

Share capital	9	3,953,590	3,953,590	3,953,590
Convertible debt reserve	10	53,357	53,357	53,357
Deficit		(3,947,631)	(3,762,303)	(3,908,267)

TOTAL EQUITY		59,316	244,644	98,680

TOTAL LIABILITIES AND EQUITY		$294,556	$378,869	$286,149

Going concern	1

Approved on behalf of the Board of Directors:

“Linda Smith”	“Ronald McGregor”
Director	Director

The accompanying notes are an integral part of these financial statements	2

Rouge Resources Ltd.
Condensed Interim Statement of Comprehensive Loss
(Expressed in Canadian dollars – unaudited)

				Year ended
	Notes	Three months ended April 30,		January 31,
		2015	2014	2015
				(audited)
Expenses
Amortization	4	$67	$95	$380
Consulting fees	8	-	-	1,600
Interest expense		832		737
			52
Management services	8	15,000	15,000	60,000
Office administration and travel	8	11,862	14,283	52,909
Professional services	8	4,993	4,500	20,731
Transfer agent and filing fees		6,610	6,654	18,691

Loss before other item		$(39,364)	$(40,584)	(155,048)
Other item
Impairment of exploration and evaluation assets		-	-	(31,500)

Net and comprehensive loss		$(39,364)	$(40,584)	$(186,548)

Loss per share – basic and diluted	9	$(0.00)	$(0.00)	$(0.01)

Weighted average number of shares outstanding – basic and diluted		44,633,171	44,633,171	44,633,171

The accompanying notes are an integral part of these financial statements	3

Rouge Resources Ltd.
Condensed Interim Statement of Changes in Equity
(Expressed in Canadian dollars – unaudited)

				Convertible
		Common Shares		Debt
	Notes	Number	Amount	Reserve	Deficit	Total

Balance at January 31, 2014 (audited)		44,633,171	$3,953,590	$53,357	$(3,721,719)	285,228

Comprehensive loss for three months ended April 30, 2014					(40,584)	(40,584)

Balance at April 30, 2014		44,633,171	3,953,590	53,357	(3,762,303)	244,644

Comprehensive loss for nine months ended January 31, 2015					(145,964)	(145,964)

Balance at January 31, 2015 (audited)		44,633,171	3,953,590	53,357	(3,908,267)	98,680

Comprehensive loss for three months ended April 30, 2015					(39,364)	(39,364)

Balance at April 30, 2015		44,633,171	$3,953,590	$53,357	(3,947,631)	59,316

The accompanying notes are an integral part of these financial statements	4

Rouge Resources Ltd.
Condensed Interim Statement of Cash Flows
(Expressed in Canadian dollars – unaudited)

			Year ended
	Three months ended April 30,		January 31,
	2015	2014	2015
			(audited)

Operating activities
Net and comprehensive loss	$(39,364)	$(40,584)	$(186,548)
Adjustments for non-cash item:
Amortization	67	95	380
Impairment of exploration and evaluation assets	-	-	31,500
Changes in non-cash working capital items:
GST receivable	(820)	1	676
Trade payables and accrued liabilities	274	(5,524)	1,701

Net cash flows used in operating activities	$(39,843)	(46,012)	(152,291)

Investing activities
Exploration and evaluation expenditures	(7,000)	(12,500)	(17,834)

Net cash flows used in investing activities	(7,000)	(12,500)	(17,834)

Financing activities
Change in related party payables	47,497	27,911	73,930

Net cash flows from financing activities	47,497	27,911	73,930

Increase (decrease) in cash	654	(30,601)	(96,195)
Cash, beginning	271	96,466	96,466

Cash, ending	$925	$65,865	$271

The accompanying notes are an integral part of these financial statements	5

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

1.	Nature and continuance of operations

Rouge Resources Ltd (the “Company”) was incorporated on March 31, 1988 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol ROU and quoted on the OTC:BB in the United States. The Company’s registered and records office is located at Suite 203 - 409 Granville St., Vancouver, British Columbia, V6C 1T2.

These interim financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of business. As at April 30, 2015, the Company had not advanced any of its properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities; its ability to attain profitable operations and generate funds therefrom; and its ability to raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash on hand, loans from directors and companies controlled by directors, and/or private placement of common shares. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its Statements of Financial Position.

2.	Significant accounting policies and basis of preparation

These interim financial statements were authorized for issue on June 26, 2015 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards
These interim financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they also comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended January 31, 2015.

Basis of preparation
These interim financial statements have been prepared on an accrual basis; are based on historical costs, modified where applicable; and are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

The accompanying notes are an integral part of these financial statements	6

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies. The most significant judgments in preparing the Company’s financial statements include:

-	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and
-	classification / allocation of expenditures as exploration and evaluation assets or operating expenses.

Foreign currency translation, transactions and balances
The functional currency of a Company is measured using the currency of the primary economic environment in which it operates. These financial statements are presented in Canadian dollars which is the Company’s functional and presentation currency.

Foreign currency transactions, where applicable, are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the Statement of Comprehensive Loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures
Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

-	The period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
-	Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
-	Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
-	Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

The accompanying notes are an integral part of these financial statements	7

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

Development expenditures
Costs arising from the construction, installation or completion of infrastructure facilities are capitalized within mine development assets until the mine achieves commercial production at which point accumulated costs are transferred to producing mine assets.

Share-based payments
The Company has a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Compensation expense is recognized and the corresponding amount is recorded in the share option reserve. The fair value of options is determined using the Black–Scholes pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. When the options are exercised, share capital is credited for the consideration received and the related share option reserve is decreased.

Loss per share
Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under this method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. Any stock options or share purchase warrants outstanding cause the calculation of diluted loss per share to be anti-dilutive and are therefore not included in the calculation.

Financial instruments
The Company classifies its financial instruments in the following categories: fair value through profit or loss , loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Fair value through profit or loss investments are either held-for-trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or held on fair value basis with a documented risk management or investment strategy. when designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel.Such assets are subsequently measured at fair value with unrealized changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments with Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those instruments that are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets which are recognized in profit or loss.

The accompanying notes are an integral part of these financial statements	8

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date, ie. the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Transaction costs related to financial instruments include professional, consulting, regulatory, agency commissions and other costs that are incremental to the acquisition, issuance or disposition of financial assets, liabilities or equity instruments. Transaction costs are initially charged to the related financial instrument or equity instrument, except where the financial instrument is classified as fair value through profit or loss , in which case transaction costs are expensed to the Statement of Comprehensive Loss immediately.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets
The carrying amount of the Company’s non-current assets, which include equipment and exploration and evaluation assets, is reviewed at each reporting date to determine whether there is an indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized in the Statement of Comprehensive Loss whenever the carrying amount of the asset, or its cash-generating unit, exceeds its recoverable amount.

The recoverable amount is the greater of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash flows from other assets or groups of assets. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. However, any reversal of impairment can not increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. An impairment loss with respect to goodwill is never reversed.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents
Cash includes cash on hand and deposits held at call with banks.

Income taxes

Current income tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

The accompanying notes are an integral part of these financial statements	9

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

Deferred income tax
Deferred income tax is recognized using the asset and liability method on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares
On the issuance of flow-through shares, any premium received in excess of the closing market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets with corresponding entries to the related asset and the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the Statement of Comprehensive Loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the Statement of Comprehensive Loss in the period incurred. These changes are recorded directly to the related asset with a corresponding entry to the provision. The increase in the restoration provision due to the passage of time is recognized as interest expense.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the Statement of Comprehensive Loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At present, the Company has not identified any significant restoration and environmental obligations in its operations. Accordingly, no provision has been made.

The accompanying notes are an integral part of these financial statements	10

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part, if applicable, is derecognized. All other repairs and maintenance are charged to the Statement of Comprehensive Loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the Statement of Comprehensive Loss.

Amortization is calculated on a declining balance method to write-off the cost of the equipment to its residual value over its estimated useful life at the rate of 30% per year.

Comparative figures
Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

New standard IFRS 15 “Revenue from Contracts with Customers”

This new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted.

The Company has not early adopted these standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.	Equipment

		Accumulated	Net book
	Cost	amortization	Value
	$	$	$

Balance at January 31, 2014 (audited)	8,710	(7,442)	1,268
Amortization expense for three months ended April 30, 2014	-	(95)	(95)

Balance at April 30, 2014	8,710	(7,537)	1,173
Amortization expense for nine months ended January 31, 2015		(285)	(285)

Balance at January 31, 2015 (audited)	8,710	(7,822)	888
Amortization expense for three months ended April 30, 2015		(67)	(67)
		)
Balance at April 30, 2015	8,710	(7,889)	821)

The accompanying notes are an integral part of these financial statements	11

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

5.	Exploration and evaluation assets

The following table summarizes the expenditures on exploration and evaluation assets for the three months ended April 30, 2015 and year ended January 31, 2015:

			Total for three	Total for year
	North-Central Ontario		months ended	ended
	Dotted Lake	Lampson	April 30,	January 31,
	mining claims	Lake mining	2015	2015
	$	claims	$	$
		$

Property acquisition costs
Balance, beginning	4,400	59,213	63,613	74,140
Expenditures	7,000	-	7,000	16,900

Impairment	-	-	-	(27,427)
Balance, ending	11,400	59,213	70,613	63,613

Exploration and evaluation costs
Balance, beginning	213,728	-	213,728	216,867
Additions
Field and camp costs				-
Geological consulting and reporting				-
Geo-referencing
Project administration				934
Soil sample analysis				-
Impairment				(4,073)
	-	-	-	(3,139)
Balance, ending	213,728	-	213,728	213,728

Total balance, ending	225,128	59,213	284,341	277,341

The accompanying notes are an integral part of these financial statements	12

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

We now hold a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario area, called the Dotted Lake Property which includes the 2 Lampson Lake claims acquired under the now completed option agreement dated April 10, 2010.

The Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

Primarily due to continuing uncertainty in the market conditions of the junior mining exploration sector, the Company started a claims reduction and reconfiguration plan on its Dotted Lake Property and adjacent Lampson Lake Property during the year ended January 31, 2015 which was substantially completed during the first quarter ended April 30, 2015. The plan was designed to focus entirely on claims of merit resulting in certain claims being allowed to lapse, certain claims being partially re-staked, and certain land positions being modified or increased. Plan implementation included payment of $4,400 during the year ended January 31, 2015 and $7,000 during the quarter ended April 30, 2015. The Company recorded a related impairment charge of $31,500 during year ended January 31, 2015.

We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if The Property is considered to be strategic or otherwise beneficial to the Company.

6.	Trade payables and accrued liabilities

Trade payables and accrued liabilities included in the Statement of Financial Position are as follows:

	April 30,	April 30,	January 31,
	2015	2014	2015
	$	$	$
Trade payables	15,782	1,843	16,943
Accrued liabilities	11,800	18,240	10,365
	27,582	20,083	27,308

7.	Loan payable

This $39,676 debt to a former professional advisor in the Statement of Financial Position is an unsecured and non-interest bearing current liability but to date there has been no demand for repayment.

8.	Related party payable and transactions

Related party payables included in the Statement of Financial Position are as follows:

The accompanying notes are an integral part of these financial statements	13

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

	April 30,	April 30,	January 31,
	2015	2014	2015
	$	$	$
Payable to Company directors and companies controlled by its directors	167,982	74,466	120,485

These amounts are non-interest bearing and unsecured with no fixed term of repayment.

The Company had the following transactions with its directors or companies controlled by its directors during the periods ended as follows:

			Year ended
	Three months ended April 30,		January 31,
	2015	2014	2015
	$	$	$
Consulting fees	-	-	1,600
Management services	15,000	15,000	60,000
Office rent	7,500	7,500	30,000
Professional services	2,815	1,500	8,113
	25,315	24,000	99,713

Key management personnel compensation:

			Year ended
	Three months ended April 30,		January 31,
	2015	2014	2015
	$	$	$
Management services	15,000	15,000	60,000
Professional fees	2,815	1,500	8,113
	17,815	16,500	68,113

9.	Share capital

Authorized share capital
The Company’s authorized share capital consisted of an unlimited number of common shares without par value.

Issued share capital
As at April 30, 2015, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2015 and April 30, 2014 – 44,633,171) of which 1,894,800 shares were held in escrow, subject to release following regulatory approval.

No shares were issued during the three months ended April 30, 2015.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for three months ended April 30, 2015 was based on the net loss attributable to common shareholders of $39,364 (April 30, 2014 - $40,584) and the weighted average number of common shares outstanding of 44,633,171 (January 31, 2015 and April 30, 2014 – 44,533,171). Diluted loss per share will not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

The accompanying notes are an integral part of these financial statements	14

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

At April 30, 2015, there were no stock options outstanding.

Share purchase warrants
At April 30, 2015, there were no share purchase warrants outstanding.

10.	Convertible debt reserve

The convertible debt reserve records the fair value of equity component until such time the debt is converted to common shares, at which time the corresponding amount is transferred to share capital.

11.	Income taxes

At April 30, 2015 and year ended January 31, 2015, the Company had various tax pools relating to deductible temporary differences available to reduce future taxable income which expire as follows:

	Canadian non-
	capital losses	Resources pool	Equipment	Share issue costs

2015	$83,521	$-	$-	$-
2026	132,052	-	-	-
2027	175,837	-	-	-
2028	152,040	-	-	-
2029	182,808	-	-	-
2030	105,295	-	-	-
2031	243,513	-	-	-
2032	278,811	-	-	-
2033	273,858	-	-	-
2034	240,001	-	-	-
2035	190,044
No expiry	-	508,841	2,407	69,683
	$2,057,780	$508,841	$2,407	$69,683

A valuation allowance has been used to offset the net potential benefit related to the future tax assets arising from these deductible temporary differences due to the uncertainty associated with the ultimate realization of both the non-capital losses and the resource pools before expiry.

These tax pools will be updated at year ended January 31, 2016.

The accompanying notes are an integral part of these financial statements	15

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

12.	Financial instruments and financial risk management

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit and security deposit. The Company’s cash and credit card deposit are deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an on-going basis. The Company ensures there are sufficient funds to meet short-term business requirements, taking into account its current cash position and potential funding sources. Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from Company directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Classification of financial instruments
Financial assets included in the Statement of Financial Position are as follows:

	April 30,	April 30,	January 31,
	2015	2014	2015
	$	$	$
Fair value through profit and loss:
Cash and cash equivalents	925	65,865	271
Credit card security deposit	6,900	6,900	6,900
	7,825	72,765	7,171

Financial liabilities included in the Statement of Financial Position are as follows:

	April 30,	April 30,	January 31,
	2015	2014	2015
	$	$	$
Non-derivative financial liabilities:
Trade payables	15,782	1,843	16,943
Loan payable	39,676	39,676	39,676
Related party payables	167,982	74,466	120,485
	223,440	115,985	177,104

The accompanying notes are an integral part of these financial statements	16

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the three months ended April 30, 2015 and 2014

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts included in the Statement of Financial Position.

13.	Capital management

The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support its exploration and development expenditures and to sustain future development of its business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

14.	Segmented information

The Company operates in a single reportable operating segment being the acquisition, exploration and development of mineral properties, currently all located in Canada.

The accompanying notes are an integral part of these financial statements	17